KeeperAI, Inc



ANNUAL REPORT

100 Park Ave, 16th Floor

New York, NY 10016

(917) 714-5447

https://keeperai.com/

This Annual Report is dated May 1, 2023.

BUSINESS

KeeperAI is a SaaS based platform that enables the formation of deeper relationships by leveraging the power of AI, imagery and behavioral science, to empower people to connect authentically and companies to retain employees via healthy work cultures -- all of which are more important than ever, where remote work is the norm and employees are more prone to job hop than ever before.

The business model of KeeperAI revolves around direct B2B sales and integrations with communication and/or human capital management platforms to embed directly into the organization's ecosystem.

KeeperAI is a sole entity. No other subsidiaries or common control entities involved.

Keeper AI, Inc. is a Delaware corporation that was formed on January 1, 2019 as Keeper Recruitment Corporation. On December 4, 2021, the Company changed its name from "Keeper Recruitment Corporation" to "KeeperAI, Inc."

This change was made following the company's attached Restated Certificate of Incorporation, which is why this document references the Company by its previous name.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,200,000.00

Number of Securities Sold: 10,652,929

Use of proceeds: Platform Development

Date: June 18, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

KeeperAI was in R&D, pre-revenue during 2020, and recognized its first commercial revenue in December 2021 with YRCI of $7,500, with an expanded program and associated revenue materializing in Q3 2022. Revenue in 2022 was $17,500

Cost of sales

Due to the scalability of the KeeperAI platform, cost of sales is currently in the 30% range, however that is expected to decrease to 20% as we further scale. The change in the cost of goods sold (COGS) is not historical, but is a forecast based on our expectation that as the customer base would improve, economies of scale would reduce marginal costs

Gross margins

~70, improving to 80%

Note: The improvement of gross margins from 70% to 80% is a forecast based on projections. Both figures are approximations.

The margin performance is not historical but is a forecast based on our expectation that as the customer base would improve, economies of scale would reduce marginal costs, hence improving gross margins.

Expenses

Expenses for fiscal year 2021 were $482,419 compared to $282,784 in fiscal year 2022.

This was due in large part to a reduction in Contractor Compensation, much related to Vishal's voluntary reduction in compensation, and reduction in Professional Fees.

Historical results and cash flows:

The Company is currently in the initial commercial production launch stage and is revenue generating. As a result, we are of the opinion that the historical cash flows are not indicative of the revenue and cash flows expected for the future. Past cash was generated through the sale of equity (SAFEs). Our goal is to grow commercial revenue to a point in which we are self-sustaining.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $40,044.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Paycheck Protection Program (PPP)

Amount Owed: $17,031.00

Interest Rate: 1.0%

In 2020 and 2021, the Company entered into two Paycheck Protection Program (PPP) loans in the respective amounts of $16,998 and $20,833 with interest rates of 1 % and maturities in 2022 and 2023. These loans are not secured and had total ending balances of$16,998 and $37,831 as of December 31, 2020 and 2021, respectively. The figure $37,831 is the total PPP loan taken (both draws included + interest accrued). While $20,800 of that loan amount has been forgiven, the remainder (shown by amount reflected above) is still owed, instalments of which are being paid monthly.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vishal Ahluwalia

Vishal Ahluwalia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder and Chairman of the Board

Dates of Service: March, 2020 - Present

Responsibilities: Assembling a closely knit, highly collaborative virtual team spanning global geographies. Making key hires and developing the product roadmap. Securing technical development staff to build features and functionality. Establishing an advisory board comprised of advisors with extensive relevant experience. Presenting the product concept to early clients and potential partners/integrations and maintaining relationships with them. Spearheading fundraising efforts to raise capital for the company. Currently performs CFO functions for, and is the principal financial officer of, the Company. Vishal has received 33.33% in company equity as compensation for his services.

Other business experience in the past three years:

Employer: JP Morgan Chase

Title: Global Head of Client Experience - Automation and Digitization

Dates of Service: October, 2014 - February, 2020

Responsibilities: Focused on transforming complex business processes and included planning and executing strategic digitization/automation initiatives using market utilities and emerging technologies (i.e. RPA, AI, Blockchain) for JP Morgan and our external clients. These initiatives optimised cost, created new business and transformed outdated workflows.

Name: Rafael Rocha

Rafael Rocha's current primary role is with Batvia. Rafael Rocha currently services 60 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: January, 2019 - Present

Responsibilities: Recruiting new board members and passing resolutions that are in the best interest of the company. Attending and participating in committee meetings and supporting the Chairperson in their strategic vision and mission. Rafael receives no salary or equity compensation.

Other business experience in the past three years:

Employer: Batvia

Title: Founding Partner | Investment Leader

Dates of Service: August, 2008 - Present

Responsibilities: Lead partner for investment sourcing in the US and UK. Spearheaded the expansion into Portugal and the UK. Member of the investment committee. Global product structuring lead: creating, implementing, and optimizing the firms' investment vehicles.

Other business experience in the past three years:

Employer: XLIO Ventures

Title: Founding Partner | EVP of Investor Operations

Dates of Service: December, 2019 - Present

Responsibilities: In charge of third-party funding for individual projects. Responsible for start-up governance, legal compliance, and diligence.

Name: Dean Graziano

Dean Graziano's current primary role is with 2Cents Audio. Dean Graziano currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Board Member

Dates of Service: January, 2019 - Present

Responsibilities: Attending and participating in committee meetings and passing resolutions that are in the best interest of the company. Supporting the Chairperson in their strategic vision and mission. Dean receives 12% of company equity as compensation.

Other business experience in the past three years:

Employer: 2Cents Audio

Title: Founder

Dates of Service: May, 2020 - Present

Responsibilities: Initial ideation of the concept and building a team for product development

Other business experience in the past three years:

Employer: The Movement Company

Title: Co-Founder, CEO, Managing Partner

Dates of Service: February, 2017 - Present

Responsibilities: Initial ideation of the concept and building a team for product development, running the business.

Other business experience in the past three years:

Employer: Soro Software

Title: Advisor

Dates of Service: April, 2018 - Present

Responsibilities: Sits on the advisory board and assists the founders.

Other business experience in the past three years:

Employer: Launch Consulting Group

Title: Consultant

Dates of Service: June, 2018 - Present

Responsibilities: Helps consult the company on business direction

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Whisper Creek Limited Partnership (Managed by Teton Trust Company LLC & General Partner Limited)

Amount and nature of Beneficial ownership: 250,000

Percent of class: 26.79

Title of class: SAFE Notes

Stockholder Name: Whisper Creek Limited Partnership (Managed by Teton Trust Company LLC & General Partner Limited)

Amount and nature of Beneficial ownership: 9

Percent of class: 26.79

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, SAFE Notes, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,520,408 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 23,000,000 with a total of 5,260,366 outstanding.

Voting Rights

The holders of the Class A Common Stock and Class B Common Stock are entitled to one vote for each share of such Class A Common Stock or Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. However, please see voting rights of securities sold in this offering below.

Material Rights

Please see voting rights of securities sold in this offering below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,265,896 of shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,604,470 of shares to be issued pursuant to stock options issued.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-1 Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series Seed-1 Preferred Stock and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder on an as-converted basis; provided, however, that if the aggregate amount which the holders of Series Seed-1 Preferred Stock are entitled to receive under Subsections 1.1 and 1.2 shall exceed $0.2552 per share (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series Seed-1 Preferred Stock) (the "Maximum Participation Amount), each holder of Series Seed-1 Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount and (ii) the amount such holder would have received if all shares of Series Seed-1 Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation.

Class B Common Stock

The amount of security authorized is 3,033,460 with a total of 3,033,460 outstanding.

Voting Rights

The holders of the Class A Common Stock and Class B Common Stock are entitled to one vote for each share of such Class A Common Stock or Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock or any series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed-1 Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Series Seed-1 Preferred Stock and Common Stock, pro rata based on the number of shares of Common Stock held by each such holder on an as-converted basis; provided, however, that if the aggregate amount which the holders of Series Seed-1 Preferred Stock are entitled to receive under Subsections 1.1 and 1.2 shall exceed $0.2552 per share (subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification, or similar event affecting the Series Seed-1 Preferred Stock) (the "Maximum Participation Amount), each holder of Series Seed-1 Preferred Stock shall be entitled to receive upon such liquidation, dissolution or winding up of the Corporation the greater of (i) the Maximum Participation Amount and (ii) the amount such holder would have received if all shares of Series Seed-1 Preferred Stock had been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Corporation.

SAFE Notes

The security will convert into Company capital stock - preferred and common stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $691,867.00

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: None

Conversion Trigger: In the event of an Equity Financing prior to termination of SAFE.

Material Rights

Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Series Seed-1 Preferred Stock

The amount of security authorized is 20,145,972 with a total of 20,145,972 outstanding.

Voting Rights

Voting rights: On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter, Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series Seed-1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed-1 Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Ifupon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed-1 Preferred Stock the full amount to which they are entitled under this Section 1,1, the holders of shares of Series Seed-1 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Company's equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Company Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Company equity in the amount of up to $1 Million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our KeeperAI platform. Delays or cost overruns in the development of our KeeperAI Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies such as Microsoft, Google, Slack and the like, who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits KeeperAI, Inc was formed on 8th January, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KeeperAI, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that KeeperAI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the

Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. In particular, we are dependent on our CEO, Vishal Ahluwalia. The company intends to enter into an employment agreement with Mr Vishal Ahluwalia, however there is no assurance that they will do so or that they will continue to be employed by the company for a particular period of time. The loss of Vishal Ahluwalia or any other member of the board of directors or executive officers could harm the company's business, financial conditions, cash flow and results of operation. Additionally, As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties such as Google Cloud, AWS, Azure, etc, to provide a variety of essential business functions for us to deploy, maintain and run the platform. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on KeeperAI or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on KeeperAI could harm our reputation and materially negatively impact our financial condition and business. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings. The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security o of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan. We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations. We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted. Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operationsAny adjustments made to our current and future office environments or work-from-home policies may not meet the needs and expectations of our workforce, which could negatively impact our ability to attract and retain our employees. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan. If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities. Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our varied customer base of enterprise and small and medium-size business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions. Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed. Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. With shelter-in-place orders and non-essential business closings happening throughout 2020 and 2021 due to COVID, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. The Chief Executive Officer currently does not take a salary Vishal Ahluwalia, the Chief Executive Officer of KeeperAI, Inc., does not currently receive a salary for his work at KeeperAI, Inc. Although Vishal Ahluwalia owns equity in both KeeperAI, Inc., there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Vishal gets compensated as an independent contractor under a 1099. He only gets paid when the company has adequate funding. He plans to take regular salary of $20K-25K once the company has been fully funded. While a 100% of his time is committed to KeeperAI, Vishal does participate in occasional hourly consulting (3-4 hours a week) due to his C-Level executive background at Wall Street. The Company may use entirely all or some of the proceeds from this raise towards Vishal's salary, depending on the raise, other revenue sources, or other funds raised.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

KeeperAI, Inc

By   /s/ *Vishal Ahluwalia*

　　　Name: KeeperAI, Inc

　　　Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Vishal Ahluwalia, the CEO of Keeper Recruitment Corporation , hereby certify that the financial statements of Keeper Recruitment Corporation and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, Keeper Recruitment Corporation has not yet filed its federal tax return for the year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/30/2023

DocuSigned by:
7089F368F03344E...
______________________ (Signature)

CEO (Title)

April 30, 2023 (Date)



Keeper Recruitment Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and Independent
Accountant's Review Report

Years ended December 31, 2021 & 2022

Statement of Financial Position

	As of December 31,	
	2021	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	66,011	40,044
Total Current Assets	66,011	40,044
Non-current Assets		
Office Equipment, net of Accumulated Depreciation	1,085	1,205
Intangible Assets: Software Development, net of Accumulated Amortization	201,601	202,116
Total Non-Current Assets	202,686	202,116
TOTAL ASSETS	268,697	243,365
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	43,447	30,677
Total Current Liabilities	43,447	30,677
Long-term Liabilities		
Future Equity Obligations (SAFE Notes)	632,914	632,914
PPP Loan	37,831	17,457
Convertible Note	45,000	-
Total Long-Term Liabilities	715,745	650,371
TOTAL LIABILITIES	759,192	681,048
EQUITY		
Class A Common Stock	7	7
Class B Common Stock	154	154
Series 1 Preferred Stock	1,067	1,067
Additional Paid in Capital	1,187,258	1,475,746
Accumulated Deficit	(1,678,980)	(1,914,657)
Total Equity	(490,495)	(437,683)
TOTAL LIABILITIES AND EQUITY	268,697	243,365

Statement of Operations

	Year Ended December 31,	
	2021	**2022**
Revenue	7,500	17,500
Cost of Revenue	-	-
Gross Profit	7,500	17,500
Operating Expenses		
Advertising and Marketing	3,105	15,014
General and Administrative	277,394	30,028
Research and Development	209,420	255,242
Total Operating Expenses	489,919	300,284
Operating Income (loss)	(482,419)	(282,784)
Other Expense		
Interest Expense	-	
Other	-	-
Total Other Expense	-	
Total Other Income		20,374
Provision for Income Tax	-	-
Net Income (loss)	(482,419)	(262,410)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(482,419)	(262,410)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	37,447	12,769
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	37,447	-
Net Cash provided by (used in) Operating Activities	(444,972)	(275,179)
INVESTING ACTIVITIES		
Office Equipment	(1,085)	(119)
Software Development	(481)	(515)
Net Cash provided by (used by) Investing Activities	(1,566)	(634)
FINANCING ACTIVITIES		
Series 1 Preferred Stock	-	
Future Equity Obligations (SAFE Notes)	289,290	229,473
Convertible Note	45,000	-
PPP Loan	20,833	20,374
Net Cash provided by (used in) Financing Activities	355,123	249,847
Cash at the beginning of period	157,426	66,011
Net Cash increase (decrease) for period	(91,415)	(25,966)
Cash at end of period	66,011	40,044

Statement of Changes in Shareholder Equity

	Common Stock A		Common Stock B		Series-1 Preferred		APIC	Accumulated Deficit	Shareholder Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning Balance at 1/1/21	7,709,933	7	3,033,460	154	10,665,972	1,067	1,187,258	(1,196,562)	(8,076)
Issuance of Common Stock	(6,319,933)	-	-		6,319,933	-	-	-	-
Issuance of Series 1 Preferred Stock	-	-	-	-	3,160,067		31		
Conversion of SAFE to Series 1 Preferred Stock	-	-	-	-					
Conversion of Debt to Series 1 Preferred Stock	-	-	-	-				-	
Additional Paid in Capital	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	(482,419)	(482,419)
Ending Balance 12/31/2021	1,390,000	7	3,033,460	154	20,145,972	1,067	1,187,289	(1,678,980)	(490,495)
Conversion of Shares	-	-	-	-		-	-	-	
Issuance of Series 1 Preferred Stock	-	-	-	-		-	-	-	
-									
Net Income (Loss)	-	-	-	-	-	-	-		
Ending Balance 12/31/2022	1,390,000	7	3,033,460	154	20,145,972	1,067	1,187,289	(1,678,980)	(490,495)

Keeper Recruitment Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD NOTE

1 – ORGANIZATION AND NATURE OF ACTIVITIES

Keeper Recruitment Corporation ("the Company") was formed in Delaware on January 8th, 2019. The Company is a SaaS based platform that leverages AI, Imagery, and behavioral science to enable the formation of deeper relationships to empower people to connect authentically and companies to retain employees via healthy work cultures -- all of which is more important than ever, where remote work is the norm and employees are more prone to job hop than ever before. The Company plans to earn revenue via direct B2B sales and through system integrations in existing platforms. The Company's headquarters is in New York, New York. While existing customers are located in the United States, the Company will also tend to international customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31, 2022. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling a subscription service to businesses, educational institutions, and individual consumers consisting of Keeper Profiles. The Company's payments will generally collected at the time of service or initiation of services. The Company's primary performance obligation will be to maintain an acceptable level of software uptime for users over the subscription period which can be one to twelve months. Revenue for these SaaS subscriptions will be recognized monthly in arrears at 1/12 contract value or monthly price. Revenue for one time profile sales will be recognized at time of sale. As of December 31, 2022, the Company has generated $17,500 from consulting services which is not part of the Company's principal operations.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office Equipment	5	1,085	-	-	1,085
Office Equipment	5	120			120
Grand Total	-	1,205	-	-	1,205

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web- based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software has yet to be amortized on a straight-line basis as it has not been placed into service as of the date of these financials.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in the form of the same shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. The discount price means the price per share of Standard Preferred Stock sold during an equity financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. Each agreement is subject to a valuation cap ranging from $2M to $12M.

In 2020 and 2021, the Company entered into two Paycheck Protection Program (PPP) loans in the respective amounts of $16,998 and $20,833 with interest rates of 1% and maturities in 2022 and 2023. The latter loan of $20,833 has been forgiven by the SBA with the former loan of $16,998 being paid back in monthly installments.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2022	16,998
2023	17,457
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 23,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. 7,709,933 shares were issued and outstanding as of December 31, 2020 prior to the Board of Directors' decision to convert 6,319,933 shares held by the Company's CEO into an equal amount of Series 1 Preferred Stock. As a result, 1,390,000 shares of Class A Common Stock remained issued and outstanding as of December 31, 2022.

The Company has authorized 3,033,490 shares of Class B Common Stock with a par value of $0.0001 per share. 3,033,460 shares were issued and outstanding as of December 31, 2021 and 2022.

Class A and B Common Shareholders are entitled to one vote per share and may receive dividends when and if declared by the Board of Directors.

The Company has authorized 20,145,972 shares of Series 1 Preferred Stock with a par value of $0.0001 per share. Following the Board of Directors' decision to convert the CEO's shares of Class A Common Stock, along with further issuance of Series 1 Preferred Stock, a total of 20,145,972 shares were issued and outstanding as of December 31, 2022.

No amendments have been made to the Certificate of Incorporation as of 2023, and the authorized shares for each class have remained the same, as of May 1st 2023.

Voting: Holders of Series 1 Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends: The Company shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each Preferred Shareholder will be treated as holding the greatest whole number of shares of Class A Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. As of December 31, 2022, no dividends had been declared.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Liquidation: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Series 1 Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 1, 2023, the date these financial statements were available to be issued.

No such subsequent events have been observed.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations, incurred losses and negative cash flows from operations, and will likely continue to realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with equity capital.. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Vishal Ahluwalia, Principal Executive Officer of KeeperAI, Inc, hereby certify that the financial statements of KeeperAI, Inc included in this Report are true and complete in all material respects.

Vishal Ahluwalia

CEO